

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 25, 2007

Via U.S. Mail and Fax (305-477-6435)
Mr. Cristian Turrini
Chief Executive Officer and President
Calypso Wireless, Inc.
2500 N. W. 79th Avenue, Suite 220
Doral, FL 33122

>   **RE: Calypso Wireless, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2006**
>   **Filed August 29, 2007**
>
>   **Form 10-Q for the quarter ended March 31, 2007**
>   **File No. 1-8497**

Dear Mr. Turrini:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Management's Discussion and Analysis

Plan of Operations

1. We note in note 4 to your financial statements that you reached technological feasibility of your cellular phones and telecommunications infrastructure software in 1999. We also note that you began amortizing these costs in January 1, 2004 once you determined the products were available for general release to customers. Revise to discuss in detail why you have not generated revenues since January 1, 2004. Also, discuss in more detail your plans to start generating revenues from this technology.

Liquidity and Capital Resources

Results of Operations – Year Ended December 31, 2006 compared to Year Ended December 31, 2005

2. Please expand the discussion to explain in detail the nature of the "loss on sale of assets" in 2006 of $441,169 and the reason for the charge in 2006. Tell us how you determined whether the assets were impaired prior to the sale and whether you reduced the value of the assets when you decided to hold the assets for sale. Please also expand the disclosure in the notes to the financial statements.

Item 14. Principal Accountant Fees and Services, page 21

3. We note that the firm of John A. Branden & Co., P.C. merged with GLO CPAs, LLP. Please file an Item 4.01 Form 8-K to provide all disclosures required pursuant to Item 304 of Regulation S-B regarding this change in independent accountant.

Financial Statements

Report of Independent Certified Public Accountants

4. Please provide a report that covers the year ended December 31, 2005, as the current report does not refer to each of the two years ended December 31, 2006.

Note 1: Organization and Summary of Significant Accounting Policies

5. Refer to your statement of changes in cash flows and your accounting policy for patents. We note that all of your amortization has resulted from amortization of software development costs, but that your accounting policy for patents states that you amortize patent costs over 5 to 17 years. Please tell us why the balance of patents on the

December 31, 2006 balance sheet has not changed during the first quarter of 2007 or revise to record amortization of your patents in the financial statements in accordance with your amortization policy.

Note 2: Acquisitions

6.   We note your disclosure that you acquired Sleipner because the cellular phone software developed by Sleipner is compatible with your ASNAP software. The note also discloses that except for the compatible software, no other tangible or intangible assets were acquired in connection with the acquisition. In this regard, addressing EITF 98-3, tell us in detail whether you acquired an asset or a business. Also, tell us of the nature of the $150,000 current liability allocated as part of the purchase price.

7.   We note that you disclose pro forma revenues of $480,000 for the year ended December 31, 2005. However, we note in your statement of income that you did not have revenues for the year ended December 31, 2005. Since you acquired Sleipner in October 10, 2005, clarify to us that the $480,000 revenues were generated by Sleipner prior to October 10, 2005. Please revise or advise.

8.   Expand to disclose how you accounted for your investment in RV Technology. Confirm to us, if true, that subsequent to your acquisition of the original 16.8% investment you did not obtain any additional ownership interest in RV Technology. Tell us, and disclose, whether and how the $1,333,334 note that you issued to acquire an additional 5.6% interest was subsequently cancelled. Also, expand this note to disclose the amount and the reason for the timing of the impairment.

Note 8: Other Commitments and Contingencies

9.   Tell us in more detail of the reasons for the lawsuit filed agains you by Drago Daic. Tell us the reasons why you believe the court rendered judgment against you in the amount of $117,000,000.

Note 11: Related Party Stock Transactions

10.   We note why you did not record the difference between the value of the common stock received by the related parties for advances at rates below the quoted prices for common stock as a financing cost. It appears to us that it is not appropriate to use a fair value other than the trading value of your common stock in accounting for advances from related parties. Please revise or advise.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director